Intermagnetics General Corporation


March 31, 2000

By Facsimile and First Class Mail
Francis L. Simola

Chairman, President and CEO
PowerCold Corporation
9408 Meadowbrook Avenue
Philadelphia, Pennsylvania  19118

     Re: Board of Directors

Dear Frank:


     I am writing in response to a letter I received from SIR Worldwide, LLC dated march 20,2000. The letter was copied to me "as a member of the board of directors of PowerCold Corporation." Even though our discussion prior to IGC's invensment in PowerCold entitled the company to have a director, PowerCold never notified me that it had elected me to its board of directors, nor have I ever been notified of, or attended, any meeting of the board of directors of

PowerCold.

     If the minutes of PowerCold indicate that I was indeed elected a director, please accept this letter as my resignation from PowerCold's board effective immediately.

     If IGC wishes to exercise its right to have a director, the new CEO, Mr. Glenn Epstein, will so inform you.


With best wishes.

                                   Very truly yours,

                                   /s/Carl H. Rosner
                                   Carl H. Rosner

                                   Chairman

Cc:  G.H. Epstein
     K. Sheehan

CHR/cea



P.O. Box 461  Latham, New York 12110-0461  USA  Tel. (518)782-1122
Fax (518) 783-2602  www.igc.com